UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Transgenomic, Inc.

(Name of Issuer)

Common Stock $0.01

(Title of Class of Securities)

89365K206

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Collin J. D’Silva

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,906,154(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,906,154(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,906,154(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes (i) 1,400,00 shares owned by the Arthur P. D’Silva Trust, over which Collin J. D’Silva has sole investment and voting power in capacity as the sole trustee, (ii) 484,616 shares owned by D’Silva, LLC, over which Collin J. D’Silva has sole investment and voting power in his capacity as the managing member of D’Silva, LLC, and (iii) 250,000 options to purchase the common stock at $1.03 per share, which became fully vested on December 28, 2005.

(2)  Percentage calculated based on 49,432,121 shares of common stock outstanding as of December 31, 2005 (including the options capable of exercise by Collin J. D’Silva).

CUSIP No. 89365K206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur P. D’Silva

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 310,846

	6.	Shared Voting Power 783,000(1)

	7.	Sole Dispositive Power 310,846

	8.	Shared Dispositive Power 783,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,846

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  Consists of  783,000 shares held in the name of the Cecilia F. D’Silva Residuary Trust.  Arthur P. D’Silva shares investment and voting power over these shares in his capacity as a co-trustee.

CUSIP No. 89365K206

Item 1.
	(a)	Name of Issuer Transgenomic, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 12325 Emmet Street Omaha, NE 68164

Item 2.
(a)

Name of Person Filing
This statement is filed by:

(i)    Collin J. D’Silva, individually and as trustee for the Arthur P. D’Silva Trust; and

(ii)   Arthur P. D’Silva, individually and as co-trustee for the Cecilia F. D’Silva Residuary Trust.

(b)

Address of Principal Business Office or, if none, Residence

(i)            Collin J. D’Silva:  Transgenomic, Inc., 12325 Emmet Street, Omaha, NE 68164.

(ii)           Arthur P. D’Silva:  c/o Collin J. D’Silva, Transgenomic, Inc., 12325 Emmet Street, Omaha, NE 68164.

	(c)	Citizenship (i) United States of America and (ii) United States of America
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 89365K 20 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 89365K206

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:

(a)-(c)     Information concerning the amount and percentage of shares of the Company’s common stock beneficially owned by each reporting person is set forth below and is based upon 49,182,121 shares of the Company’s common stock outstanding as of December 31, 2005.

Reporting Person	Sole Voting Power		Sole Dispositive Power		Shared Voting Power		Shared Dispositive Power		Aggregate Beneficial Ownership		Percentage of Outstanding Shares of Common Stock
Collin J. D’Silva	4,906,154	(1)	4,906,154	(1)	0		0		4,906,154	(1)	9.9	%(2)
Arthur P. D’Silva	310,846		310,846		783,000	(3)	783,000	(3)	1,093,846	(3)	2.2%

(1) Includes (i) 1,400,00 shares owned by the Arthur P. D’Silva Trust, over which Collin J. D’Silva has sole investment and voting power in capacity as the sole trustee, (ii) 484,616 shares owned by D’Silva, LLC, over which Collin J. D’Silva has sole investment and voting power in his capacity as the managing member of D’Silva, LLC, and (iii) 250,000 options to purchase the common stock at $1.03 per share, which became fully vested on December 28, 2005.

(2)  Percentage calculated based on 49,432,121 shares of common stock outstanding as of December 31, 2005 (including the options capable of exercise by Collin J. D’Silva).

(3) Consists of  783,000 shares held in the name of the Cecilia F. D’Silva Residuary Trust.  Arthur P. D’Silva shares investment and voting power over these shares in his capacity as a co-trustee.

	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Arthur P. D’Silva Trust owns 1,400,000 shares of common stock of Transgenomic, Inc., 2.8% of the outstanding common stock of the Company, which trust is entitled to receive any dividends or distributions on, or proceeds from the sale of, such securities. The beneficiaries of the trust include Collin J. D’Silva and his two adult brothers, and none of the beneficiaries of the trust would be considered a beneficial owner of more than five percent of the class of securities solely by virtue of their interest in the trust. Collin J. D’Silva, as the sole trustee of the Arthur P. D’Silva Trust, has sole power to vote and dispose of the 1,400,000 shares owned by the trust, and such shares have been included in calculating the number of shares beneficially owned by Collin J.D’Silva.

D’Silva LLC owns 484,616 shares of common stock of Transgenomic, Inc., 1.0% of the outstanding common stock of the Company, and is entitled to receive dividends or distributions on, or proceeds from the sale of, such securities. Collin J. D’Silva is the managing member of

CUSIP No. 89365K206

D’Silva LLC and, as such, has the sole power to vote and dispose of the 484,616 shares owned by D’Silva LLC, and such shares have been included in calculating the number of shares beneficially owned by Collin J. D’Silva.

The Cecilia F. D’Silva Residuary Trust owns 783,000 shares of common stock of  Transgenomic, Inc., 1.6% of the outstanding common stock of the Company, which trust is entitled to receive any dividends or distributions on, or proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99(1) to Schedule 13G filed on February 14, 2001.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 89365K206

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006

/s/ Collin J. D’Silva
Collin J. D’Silva

Arthur P. D’Silva*

*By Collin J. D’Silva as attorney-in-fact for
Arthur P. D’Silva pursuant to Power of Attorney
attached to Schedule 13G filed on February 14, 2001.

/s/ Collin J. D’Silva
Collin J. D’Silva, attorney-in-fact